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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 3)*

                       Meridian Point Realty Trust VIII Co.
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                                 (Name of Issuer)

                                 Preferred Stock
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                          (Title of Class of Securities)

                                   589954-20-5
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  August 27, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 589954-20-5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               -0-
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 589954-20-5

     This Amendment No. 3 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the disposition of shares of preferred stock, $.001 par value per share (the "Preferred Shares"), of Meridian Point Realty Trust VIII Co.

Item 5.   Interest in Securities of the Issuer.

     Item 5 to Schedule 13D Statement is hereby amended and supplemented as follows:

     (a)  The Fund no longer owns any Preferred Shares.

     (b)  Not applicable.

     (c) Since the filing of its Amendment No. 2 to Schedule 13D Statement, the Fund disposed of all of its 1,401,946 Preferred Shares to EastGroup Properties, Inc. ("EastGroup") on August 27, 1997 for a price of $9.50 per Preferred Share.

     (d)  Not Applicable.

     (e) The Fund ceased to be the beneficial owner of more than 5% of the Preferred Shares on August 27, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 to Schedule 13D Statement is hereby amended and supplemented as follows:

     Reference is hereby by made to the Agreement, dated as of August 26, 1997, between the Fund and EastGroup pursuant to which the Fund sold its 1,401,946 Preferred Shares. The Agreement is attached hereto as Exhibit 7.7.

Item 7.   Material to be Filed as Exhibits.

     Item 7 to Schedule 13D Statement is hereby amended and supplemented as follows:

     Exhibit 7.7    --   Agreement, dated as of August 26, 1997, between Turkey
                         Vulture Fund XIII, Ltd. and EastGroup Properties, Inc.

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CUSIP No. 589954-20-5


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 28, 1997                  TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ---------------------------
                                           Richard M. Osborne, Manager
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CUSIP No. 589954-20-5


                              Exhibit Index

     Exhibit 7.7--Agreement dated as of August 26, 1997, between Turkey
                  Vulture Fund XIII, Ltd. and EastGroup Properties, Inc.